Exhibit 99.1

Bridgeport Ventures Inc. Announces 1,500 metre Drill Program at the
Rosario Project in Chile

Toronto, Ontario — January 06, 2011 — Bridgeport Ventures Inc. (TSX: BPV) ("Bridgeport" or the "Company") is pleased to announce that it has now acquired full access to the Simonetta property near Copiapo, Chile and that a minimum 1500 metre diamond drill program has commenced. Initial results from the drill program should be available by mid-February.

Bridgeport is currently completing a 24 line-km ground IP and magnetic survey on the adjacent Trillador and Tamara properties. Survey results are anticipated in early January and will be used in conjunction with the geological interpretation to define drill targets on those properties.

Bridgeport's CEO, Shastri Ramnath said, "We are pleased that we are moving forward on our Chilean copper-gold exploration properties, which are in a highly prospective geological environment, when the outlook for copper and gold prices is very positive."

About Bridgeport Ventures

Bridgeport Ventures Inc. (TSX: BPV) is a Canadian mineral exploration company with active gold and copper exploration in the Americas. The Company’s strong technical team has a solid record of exploration and discovery and a reputation of mining development success. Additional information on Bridgeport can be found at: www.bridgeportventures.net.

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Bridgeport, including, but not limited to, the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with the uncertainty of exploration results and estimates, currency fluctuations, depending upon regulatory approvals, the uncertainty of obtaining additional financing and exploration risk. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

For further information please contact:
Ms. Shastri Ramnath
President and CEO
Tel. (416) 350-2173
investorrelations@bridgeportventures.net
www.bridgeportventures.net